Schering acquires radiopharmaceutical company MAP Medical Technologies Oy

Berlin, July 10, 2002 - Schering AG, Berlin (FSE: SCH, NYSE: SHR), announced today that it has acquired all outstanding shares of the privately held company MAP Medical Technologies Oy Helsinki, Finland (MAP). The agreement was signed today between Schering's subsidiary Leiras Oy and MAP Medical Technologies Oy.

MAP Medical Technologies Oy is specialized in the development, manufacture and marketing of radiopharmaceuticals for the improved diagnosis and therapy of cancer as well as neurodegenerative and other diseases. In R&D MAP cooperates closely with leading research institutions. With the Karolinska Cancer Center, Stockholm, MAP has developed a unique proprietary dextran technology for cancer detection and treatment. Applications of this technology for the diagnosis and therapy of bladder and prostate cancer are in early clinical development.

"The acquisition of MAP further expands our activities in the field of radiopharmaceuticals and sets another cornerstone in our strategy of bridging diagnosis and therapy via radiopharmaceutical products," said Michael Rook, Head of Schering's Diagnostics& Radiopharmaceuticals business area. "MAP's expertise, technology and R&D portfolio will strengthen our development programs, and their current product line and market strength in the Nordic countries ideally complement our European marketing efforts."

MAP is the leading radiopharmaceutical company in Finland and also distributes its products themselves or through cooperation partners in several other European countries. MAP offers a wide range of radiopharmaceutical products, such as technetium generators, iodine capsules and solutions and an innovative neuroradiopharmaceutical for the diagnosis of Parkinson's disease.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, Tel.: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de
Pharma: Dr Florian Boehle, Tel.: +49-30-468 114 32, florian.boehle@schering.de

Find additional information at: www.schering.de/eng